Exhibit (b)(4)(b)(3)

AMENDMENT OF CONTRACT TO QUALIFY

AS ROTH INDIVIDUAL RETIREMENT ANNUITY

As of the Date of Issue, this Amendment is made a part of this annuity contract (hereinafter, “the contract”) issued by The Northwestern Mutual Life Insurance Company. Notwithstanding any other specific provisions in this contract to the contrary, this contract is amended to restrict the exercise of the rights of the Owner or Annuitant and any beneficiary, and to limit the purchase payments, as follows:

1.	The Owner may not transfer ownership of the contract, sell the contract, or assign or pledge the contract as collateral for a loan or as security for the performance of an obligation or for any other purpose, to any person other than the Company or a former spouse of the Owner under a divorce decree or under a written instrument incident to that divorce.

2.	The contract is established for the exclusive benefit of the Owner or the Owner’s beneficiaries.

3.	The interest of the Owner in the contract is nonforfeitable.

4.	Contributions.

(a)	Maximum permissible amount. Except in the case of a qualified rollover contribution or a recharacterization (as defined in paragraph (f) below), no contribution will be accepted unless it is in cash and the total of such contributions to all the Owner’s Roth IRAs for a taxable year does not exceed the applicable amount (as defined in paragraph (b) below), or the Owner’s compensation (as defined in paragraph (h) below), if less, for that taxable year. The contribution described in the previous sentence that may not exceed the lesser of the applicable amount or the Owner’s compensation is referred to as a “regular contribution.” A “qualified rollover contribution” is a rollover contribution that meets the requirements of section 408 (d)(3) of the Internal Revenue Code, except that the one-rollover-per-year rule of section 408(d)(3)(B) does not apply if the rollover contribution is from an IRA other than a Roth IRA (a “nonRoth IRA”). Contributions may be limited under paragraphs (c) through (e) below.

(b)	Applicable Amount. The applicable amount is determined under (i) or (ii) below:

(i)	If the Owner is under age 50, the applicable amount is $3,000 for any taxable year beginning in 2002 through 2004, $4,000 for any taxable year beginning in 2005 through 2007, and $5,000 for any taxable year beginning in 2008 and years thereafter.

(ii)	If the Owner is 50 or older, the applicable amount is $3,500 for any taxable year beginnning in 2002 through 2004, $4,500 for any taxable year beginning in 2005, $5,000 for any taxable year beginning in 2006 through 2007, and $6,000 for any taxable year beginning in 2008 and years thereafter.

After 2008, the limits in paragraph (b)(i) and (ii) above will be adjusted by the Secretary of the Treasury for cost-of-living increases under section 219(b) (5) (C). Such adjustments will be in multiples of $500.

(c)	Regular Contribution Limit. If (i) and/or (ii) below apply, the maximum regular contribution that can be made to all the Owner’s Roth IRAs for a taxable year is the smaller amount determined under (i) or (ii).

(i)	The maximum regular contribution is phased out ratably between certain levels of modified adjusted gross income (“modified AGI,” defined in paragraph (g) below) in accordance with the following table:

Filing Status	Full Contribution	Phase-Out Range	No Contribution
Modified AGI
Single or Head of Household	$95,000 or less	Between $95,000 and $110,000	$110,000 or more
Joint Return or Qualifying Widow(er)	$150,000 or less	Between $150,000 and $160,000	$160,000 or more
Married-Separate Return	$0	Between $0 and $10,000	$10,000 or more

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If the Owner’s modified AGI for a taxable year is in the phase-out range, the maximum regular contribution determined under this table for that taxable year is rounded up to the next multiple of $10 and is not reduced below $200.

(ii)	If the Owner makes regular contributions to both Roth and nonRoth IRAs for a taxable year, the maximum regular contribution that can be made to all the Owner’s Roth IRAs for that taxable year is reduced by the regular contributions made to the Owner’s nonRoth IRAs for the taxable year.

(d)	Qualified Rollover Contribution Limit. A rollover from a nonRoth IRA cannot be made to this Roth IRA if, for the year the amount is distributed from the nonRoth IRA, (i) the Owner is married and files a separate return, (ii) the Owner is not married and has modified AGI in excess of $100,000 or (iii) the Owner is married and together the Owner and the Owner’s spouse have modified AGI in excess of $100,000. For purposes of the preceding sentence, a husband and wife are not treated as married for a taxable year if they have lived apart at all times during the taxable year and file separate returns for the taxable year.

(e)	SIMPLE IRA Limits. No annual contributions will be accepted under a SIMPLE IRA plan established by any employer pursuant to section 408(p) of the Internal Revenue Code. Also, no transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE IRA plan will be accepted from a SIMPLE IRA plan, prior to the expiration of the 2-year period beginning on the date the Owner first participated in that employer’s SIMPLE IRA plan.

(f)	Recharacterization. A regular contribution to a nonRoth IRA may be recharacterized pursuant to the rules in section 1.408A-5 of the Income Tax Regulations as an annual purchase payment to the contract, subject to the limits in paragraph (c) above.

(g)	Modified AGI. For purposes of paragraphs (c) and (d) above, the modified AGI of the Owner for a taxable year is defined under section 408A(c)(3)(C)(i) of the Internal Revenue Code and does not include any amount included in AGI as a result of a rollover from a nonRoth IRA (a “conversion”).

(h)	Compensation. For purposes of paragraph (a), compensation is defined as wages, salaries, professional fees, or other amounts derived from or received for personal service actually rendered (including, but not limited to commissions paid salesmen, compensation for services on the basis of a percentage of profits, commissions on insurance premiums, tips, and bonuses) and includes earned income, as defined in section 401(c)(2) (reduced by the deduction the self-employed individual takes for contributions made to a self-employed retirement plan). For purposes of this definition, section 401(c)(2) shall be applied as if the term trade or business for purposes of section 1402 included service described in subsection (c)(6). Compensation does not include amounts derived from or received as earnings or profits from property (including, but not limited to, interest and dividends) or amounts not includible in gross income. Compensation also does not include any amount received as a pension or annuity or as deferred compensation. The term “compensation” shall include any amount includible in the Owner’s gross income under section 71 with respect to a divorce or separation instrument described in subparagraph (A) of section 71(b)(2). In the case of a married individual filing a joint return, the greater compensation of his or her spouse is treated as his or her own compensation, but only to the extent that such spouse’s compensation is not being used for purposes of the spouse making a contribution to a Roth IRA or a deductible contribution to a Roth IRA or a deductible contribution to a nonRoth IRA.

5.	Dividends will not be paid in cash but will be applied to increase the Accumulation Value of the contract.

6.	No amount is required to be distributed prior to the death of the Owner.

7.	Required Distributions Upon Death.

(a)	Notwithstanding any provision of this contract to the contrary, the distribution of the Owner’s interest in the contract shall be made in accordance with the requirements of section 408(b)(3) of the Internal Revenue Code as modified by section 408A(c)(5), and the regulations thereunder, the provisions of which are herein incorporated by reference.

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(b)	Upon the death of the Owner, his or her entire interest will be distributed as follows:

(i)	If the designated beneficiary is someone other than the Owner’s surviving spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of the Owner’s death, over the remaining life expectancy of the designated beneficiary, with such life expectancy determined using the age of the beneficiary as of his or her birthday in the year following the year of the Owner’s death, or, if elected, in accordance with paragraph (b)(iii) below.

(ii)	If the Owner’s sole designated beneficiary is the Owner’s surviving spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of the Owner’s death (or by the end of the calendar year in which the Owner would have attained age 70 1/2, if later), over such spouse’s life, or, if elected, in accordance with paragraph (b)(iii) below. If the surviving spouse dies before required distributions commence to him or her, the remaining interest will be distributed, starting by the end of the calendar year following the calendar year of the spouse’s death, over the spouse’s designated beneficiary’s remaining life expectancy determined using such beneficiary’s age as of his or her birthday in the year following the death of the spouse, or, if elected, will be distributed in accordance with paragraph (b)(iii) below. If the surviving spouse dies after required distributions commence to him or her, any remaining interest will continue to be distributed under the contract option chosen or, if no contract option was chosen, will be distributed using the spouse’s age as of his or her birthday in the year of the spouse’s death.

(iii)	If there is no designated beneficiary, or, if applicable by operation of paragraph (b)(i) or (b)(ii) above, the entire interest will be distributed by the end of the calendar year containing the fifth anniversary of the Owner’s death (or of the spouse’s death in the case of the surviving spouse’s death before distributions are required to begin under paragraph (b)(ii) above).

(iv)	If distributions are not made in the form of an annuity on an irrevocable basis (except for acceleration), the amount to be distributed each year under paragraph (b)(i) or (b)(ii) is the quotient obtained by dividing the value of the contract as of the end of the preceding year by the remaining life expectancy specified in the paragraph. Life expectancy is determined using the Single Life Table in Q&A-1 of section 1.401 (a)(9)-9 of the Income Tax Regulations. If distributions are being made to a surviving spouse as the sole designated beneficiary, such spouse’s remaining life expectancy for a year is the number in the Single Life Table corresponding to such spouse’s age in the year. In all other cases, remaining life expectancy for a year is the number in the Single Life Table corresponding to the beneficiary’s age in the year specified in paragraph (b)(i) or (b)(ii) and reduced by 1 for each subsequent year.

(v)	The “interest” in the contract includes the amount of any outstanding rollover, transfer and recharacterization under Q&As 7 and 8 of section 1.408-8 of the Income Tax Regulations and the actuarial value of any other benefits provided under the contract, such as guaranteed death benefits.

(vi)	For purposes of paragraphs (b)(ii) and (b)(iii) above, required distributions are considered to commence on the date distributions are required to begin to the surviving spouse under paragraph (b)(ii) above. However, if distributions start prior to the applicable date in the preceding sentence in the form of an annuity on an irrevocable basis (except for acceleration) meeting the requirements of section 1.401(a)(9)-6T of the Temporary Income Tax Regulations, then required distributions are considered to commence on the annuity starting date.

(vii)	If the sole designated beneficiary is the Owner’s surviving spouse, the spouse may elect to treat the contract as his or her own Roth IRA. This election will be deemed to have been made if such surviving spouse makes a contribution to the contract or fails to take required distributions as a beneficiary.

8.	For purposes of paragraph 7, “designated beneficiary” is a beneficiary selected by the Owner or determined under the contract as of the date of the Owner’s death who remains a beneficiary as of September 30 of the calendar year following the calendar year of the Owner’s death, provided that, for purposes of paragraph 7(b)(ii), if the surviving spouse is the sole beneficiary and dies before required distributions have commenced, such spouse will then be treated as the Owner.

9.	The requirements of paragraph 7 will not limit any contractual rights of withdrawal given to the Owner or any beneficiary.

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10.	No annuity purchase payments may be paid after the death of the Owner or after distribution of the interest of the Owner has commenced.

11.	For purposes of paragraph 7, “payment” includes payments under a variable payment plan described in the contract, if applicable. These payments may increase or decrease to reflect the investment experience of an investment division of the Separate Account.

12.	The Company shall furnish the Owner or payee annual calendar year reports concerning the status of the contract and such information concerning required minimum distributions as is prescribed by the Commissioner of Internal Revenue.

13.	This contract is intended to qualify as a Roth IRA for federal income tax purposes. To that end, the provisions of this contract, including any amendment, endorsement or rider, are to be interpreted to ensure or maintain any such tax qualification, despite any other provision to the contrary (including the provisions of any amendment, endorsement or rider that do not expressly override these tax qualification provisions). The Company reserves the right to amend this contract at any time to reflect any clarification that may be needed or may be appropriate to maintain any such tax qualification or to conform the contract to any applicable changes in the tax qualification requirements.

Secretary THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

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